Exhibit 99.1

Draganfly Appoints Brigadier General AJ Pasagian USMC (Ret’d) as President of Draganfly Defense USA Operations

Appointment reinforces Draganfly’s U.S. leadership as the Company responds to increasing demand for its defense and security products and services

Tampa, FL. – August 25, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced the appointment of Brigadier General AJ Pasagian, USMC (Ret’d), as President of Draganfly Defense USA.

In this role, Pasagian will oversee Draganfly’s Defense USA operations in support of the Company’s continued expansion across the United States. His responsibilities will include advancing strategic growth initiatives, strengthening relationships across government and industry, and expanding Draganfly’s Defense USA capabilities and operational footprint to address growing demand for advanced unmanned systems.

From 2018 to 2022, Pasagian served as the Commanding General of Marine Corps Systems Command, where he was the acquisition decision authority for more than 450 U.S. Marine Corps ground and information technology programs. In that role, he led an organization of more than 2,400 personnel and oversaw the annual execution of federal appropriations supporting Department of War priorities.

Prior to joining Draganfly, Pasagian served as a Managing Director in KPMG’s Federal Advisory practice. Pasagian brings extensive senior leadership, defense acquisition, and government experience to Draganfly following more than 35 years of service in the United States Marine Corps and subsequent leadership within the private sector.

“The U.S. defense markets are undergoing transformative growth, creating important opportunities for trusted, North American drone technology,” said Cameron Chell, CEO of Draganfly. “AJ brings tremendous experience in defense acquisition, government operations, leadership, and organizational growth. His appointment is an important step in meeting the U.S. demand for Draganfly defense products and services.”

“I am excited to join Draganfly Defense USA at an important point in the Company’s growth,” said Pasagian. “Draganfly has built a strong foundation as a North American developer of drone technologies and autonomous systems. I look forward to working with the team to expand our U.S. operations, deepen our relationships across the defense and government sectors, and deliver reliable capabilities that address the evolving requirements of our American customers.”

The appointment reflects Draganfly’s continued investment in its U.S. operations as the Company expands its presence across defense, and government markets.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com